FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 19 January 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Thursday 19 January 2017, London UK - LSE Announcement

Luke Miels appointed President, Global Pharmaceuticals, GSK

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that Luke Miels has been appointed President, Global Pharmaceuticals, GSK. He will be responsible for a portfolio of medicines and vaccines with annual sales of more than £15 billion and operations in over 100 markets.

Luke will report to Emma Walmsley, who is currently CEO Designate and will become CEO of GSK in April 2017. His start date will be announced in due course.

Luke is currently Executive Vice President (EVP) of AstraZeneca's European business and was previously EVP, Global Product and Portfolio Strategy, Global Medical Affairs and Corporate Affairs.

Commenting on the appointment, Emma Walmsley said: "Luke brings a combination of excellent R&D insight and a strong track record of commercial execution.

"We are now entering a critical period of commercialisation for our new pharmaceutical products and, over the next two to three years, we have important data to come on our early-stage pipeline. Luke will bring a strong new voice to the decisions and choices we will have to make for our Pharmaceuticals business. I am delighted he has agreed to join GSK and look forward to welcoming him to the executive team."

Over the course of his career, Luke has built highly effective strategic partnerships between R&D and the relevant commercial organisations to develop superior portfolio and product franchises at AstraZeneca, Roche and Sanofi-Aventis. He is known for being competitive and strongly focussing on the interests of patients.

Luke has significant international experience having worked and lived in the US, China, Singapore, the UK and continental Europe.

At AstraZeneca, Luke has helped strengthen the company's product portfolio, launching Tagrisso in the US, improving growth of the cardiovascular and metabolic portfolios, notably Brilinta, and through business development with investments in companies such as Acerta Pharma and the acquisition of ZS Pharma.

Luke joined AstraZeneca from Roche, where he was Regional Vice President Asia Pacific for the Pharmaceuticals Division. Before then, Luke held roles of increasing seniority at Sanofi-Aventis, including positions in Asia Pacific and the US. He also co-led the US integration of Sanofi and Aventis.

Luke began his career in 1995 as a Sales Representative and Product Manager with AstraZeneca in Australia. He holds a BSc in biology from Flinders University in Adelaide and an MBA from the Macquarie University, Sydney.

-Ends-

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Anna Carruth	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5557	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Inside information
The information contained in this announcement is inside information. If you have any queries on this, then please contact Victoria Whyte GSK Company Secretary (responsible for arranging the release of this announcement) at GSK House Brentford, Middlesex, TW8 9GS on +44 208 047 5000.

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2015.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 19, 2017

By: VICTORIA WHYTE--------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc